Brookfield Renewable Energy Partners L.P.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS AND NOTES

AS AT JUNE 30, 2015 AND December 31, 2014 AND

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2015 AND 2014

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.
CONSOLIDATED BALANCE SHEETS

UNAUDITED		Jun 30	Dec 31
(MILLIONS)	Notes	2015	2014
Assets
Current assets
Cash and cash equivalents		$113	$150
Restricted cash		245	232
Trade receivables and other current assets		218	201
Financial instrument assets	5	13	48
Due from related parties		54	63
Assets held for sale	4	238	-
		881	694
Financial instrument assets	5	16	18
Equity-accounted investments	7	251	273
Property, plant and equipment, at fair value	8	18,521	18,566
Deferred income tax assets	11	148	142
Other long-term assets		165	156
		$19,982	$19,849
Liabilities
Current liabilities
Accounts payable and accrued liabilities	9	$282	$253
Financial instrument liabilities	5	106	99
Due to related parties		67	79
Current portion of long-term debt	10	503	256
Liabilities directly associated with assets held for sale	4	152	-
		1,110	687
Financial instrument liabilities	5	54	75
Long-term debt and credit facilities	10	7,387	7,422
Deferred income tax liabilities	11	2,581	2,637
Other long-term liabilities		200	147
		11,332	10,968
Equity
Non-controlling interests
Preferred equity	12	677	728
Participating non-controlling interests - in operating
subsidiaries	12	2,394	2,062
General partnership interest in a holding subsidiary
held by Brookfield	12	54	59
Participating non-controlling interests - in a holding subsidiary
- Redeemable/Exchangeable units held by Brookfield	12	2,624	2,865
Limited partners' equity	13	2,901	3,167
		8,650	8,881
		$19,982	$19,849

The accompanying notes are an integral part of these interim consolidated financial statements.

Approved on behalf of Brookfield Renewable Energy Partners L.P.:

Patricia Zuccotti Director	David Mann Director

Brookfield Renewable Energy Partners L.P.	Q2 2015 Interim Consolidated Financial Statements and Notes

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.
CONSOLIDATED STATEMENTS OF INCOME

UNAUDITED		Three months ended Jun 30		Six months ended Jun 30
(MILLIONS, EXCEPT AS NOTED)	Notes	2015	2014	2015	2014
Revenues	6	$458	$474	$899	$954
Other income		6	2	33	5
Direct operating costs	6	(134)	(124)	(268)	(254)
Management service costs	6	(13)	(13)	(27)	(24)
Interest expense – borrowings	10	(114)	(102)	(219)	(203)
Share of earnings from equity-accounted
investments	7	4	2	7	3
Unrealized financial instruments loss	5	-	(4)	(8)	(4)
Depreciation	8	(161)	(129)	(319)	(255)
Other		(12)	(11)	(14)	8
Income before income taxes		34	95	84	230
Income tax recovery(expense)
Current	11	(5)	(6)	(10)	(14)
Deferred	11	6	(17)	12	(19)
		1	(23)	2	(33)
Net income		$35	$72	$86	$197
Net income attributable to:
Non-controlling interests
Preferred equity	12	$8	$10	$16	$19
Participating non-controlling interests - in
operating subsidiaries	12	10	21	24	61
General partnership interest in a holding
subsidiary held by Brookfield	12	-	-	-	1
Participating non-controlling interests - in a
holding subsidiary - Redeemable/
Exchangeable units held by Brookfield	12	8	20	22	57
Limited partners' equity	13	9	21	24	59
		$35	$72	$86	$197
Basic and diluted earnings per LP Unit		$0.07	$0.15	$0.17	$0.44

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Energy Partners L.P.	Q2 2015 Interim Consolidated Financial Statements and Notes

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

UNAUDITED	Notes	Three months ended Jun 30		Six months ended Jun 30
(MILLIONS)		2015	2014	2015	2014
Net income		$35	$72	$86	$197
Other comprehensive income that will not be
reclassified to net income
Revaluations of property, plant and equipment	8	39	-	39	-
Total items that will not be reclassified to net income		39	-	39	-
Other comprehensive income (loss) that may be
reclassified to net income
Financial instruments designated as cash-flow
hedges
Gain (loss) arising during the period	5	69	(17)	21	(53)
Reclassification adjustments for amounts
recognized in net income	5	(11)	-	(18)	8
Unrealized loss on available-for-sale securities		(7)	-	(7)	-
Foreign currency translation		84	117	(424)	103
Deferred income taxes on above items	11	(10)	5	(6)	10
Total items that may be reclassified subsequently to
net income		125	105	(434)	68
Other comprehensive income (loss)		164	105	(395)	68
Comprehensive income (loss)		$199	$177	$(309)	$265
Comprehensive income (loss) attributable to:
Non-controlling interests
Preferred equity	12	$18	$36	$(35)	$15
Participating non-controlling interests - in
operating subsidiaries	12	50	27	3	67
General partnership interest in a holding
subsidiary held by Brookfield	12	1	1	(3)	2
Participating non-controlling interests - in a
holding subsidiary -Redeemable/
Exchangeable units held by Brookfield	12	61	55	(130)	89
Limited partners' equity	13	69	58	(144)	92
		$199	$177	$(309)	$265

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Energy Partners L.P.	Q2 2015 Interim Consolidated Financial Statements and Notes

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income									Participating
										General	non-controlling
										partnership	interests - in a
				Actuarial					Participating	interest in	holding subsidiary
				losses on		Available -	Total		non-controlling	a holding	- Redeemable
UNAUDITED	Limited	Foreign		defined		for-sale	limited		interests - in	subsidiary	/Exchangeable
THREE MONTHS ENDED JUNE 30	partners'	currency	Revaluation	benefit	Cash flow	invest-	partners'	Preferred	operating	held by	units held by	Total
(MILLIONS)	equity	translation	surplus	plans	hedges	ments	equity	equity	subsidiaries	Brookfield	Brookfield	equity
Balance, as at March 31, 2014	$(348)	$(78)	$3,158	$(7)	$(16)	$-	$2,709	$766	$1,571	$54	$2,641	$7,741
Net income	21	-	-	-	-	-	21	10	21	-	20	72
Other comprehensive (loss) income	-	41	-	-	(4)	-	37	26	6	1	35	105
LP Units issued
Net proceeds	285	-	-	-	-	-	285	-	-	-	-	285
Adjustments	(38)	-	-	-	-	-	(38)	-	-	1	37	-
Capital contributions	-	-	-	-	-	-	-	-	449	-	-	449
Distributions or dividends declared	(53)	-	-	-	-	-	(53)	(10)	(35)	(1)	(51)	(150)
Distribution reinvestment plan	2	-	-	-	-	-	2	-	-	-	-	2
Other	-	-	-	-	-	-	-	1	(1)	-	(1)	(1)
Change in period	217	41	-	-	(4)	-	254	27	440	1	40	762
Balance, as at June 30, 2014	$(131)	$(37)	$3,158	$(7)	$(20)	$-	$2,963	$793	$2,011	$55	$2,681	$8,503

Balance, as at March 31, 2015	$(286)	$(458)	$3,685	$(9)	$(38)	$-	$2,894	$667	$2,323	$54	$2,617	$8,555
Net income	9	-	-	-	-	-	9	8	10	-	8	35
Other comprehensive income	-	34	16	-	13	(3)	60	10	40	1	53	164
LP Units purchased for
cancellation (Note 13)	(1)	-	-	-	-	-	(1)	-	-	-	-	(1)
Capital contributions (Note 12)	-	-	-	-	-	-	-	-	93	-	-	93
Distributions or dividends declared	(60)	-	-	-	-	-	(60)	(8)	(62)	(3)	(54)	(187)
Distribution reinvestment plan	1	-	-	-	-	-	1	-	-	-	-	1
Other (Note 3)	(2)	-	-	-	-	-	(2)	-	(10)	2	-	(10)
Change in period	(53)	34	16	-	13	(3)	7	10	71	-	7	95
Balance, as at June 30, 2015	$(339)	$(424)	$3,701	$(9)	$(25)	$(3)	$2,901	$677	$2,394	$54	$2,624	$8,650

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Energy Partners L.P.	Q2 2015 Interim Consolidated Financial Statements and Notes

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income									Participating
										General	non-controlling
										partnership	interests - in a
				Actuarial					Participating	interest in	holding subsidiary
				losses on		Available-	Total		non-controlling	a holding	- Redeemable
UNAUDITED	Limited	Foreign		defined		for-sale	limited		interests - in	subsidiary	/Exchangeable
SIX MONTHS ENDED JUNE 30	partners'	currency	Revaluation	benefit	Cash flow	invest-	partners'	Preferred	operating	held by	units held by	Total
(MILLIONS)	equity	translation	surplus	plans	hedges	ments	equity	equity	subsidiaries	Brookfield	Brookfield	equity
Balance, as at December 31, 2013	$(337)	$(83)	$3,160	$(7)	$(7)	$-	$2,726	$796	$1,303	$54	$2,657	$7,536
Net income	59	-	-	-	-	-	59	19	61	1	57	197
Other comprehensive (loss) income	-	46	-	-	(13)	-	33	(4)	6	1	32	68
LP Units issued
Net proceeds	285	-	-	-	-	-	285	-	-	-	-	285
Adjustments	(38)	-	-	-	-	-	(38)	-	-	1	37	-
Capital contributions	-	-	-	-	-	-	-	-	694	-	-	694
Distributions or dividends declared	(104)	-	-	-	-	-	(104)	(19)	(52)	(3)	(101)	(279)
Distribution reinvestment plan	2	-	-	-	-	-	2	-	-	-	-	2
Other	2	-	(2)	-	-	-	-	1	(1)	1	(1)	-
Change in period	206	46	(2)	-	(13)	-	237	(3)	708	1	24	967
Balance, as at June 30, 2014	$(131)	$(37)	$3,158	$(7)	$(20)	$-	$2,963	$793	$2,011	$55	$2,681	$8,503

Balance, as at December 31, 2014	$(241)	$(241)	$3,685	$(9)	$(27)	$-	$3,167	$728	$2,062	$59	$2,865	$8,881
Net income	24	-	-	-	-	-	24	16	24	-	22	86
Other comprehensive loss	-	(183)	16	-	2	(3)	(168)	(51)	(21)	(3)	(152)	(395)
LP Units purchased for
cancellation (Note 13)	(1)	-	-	-	-	-	(1)	-	-	-	-	(1)
Capital contributions (Note 12)	-	-	-	-	-	-	-	-	423	-	-	423
Distributions or dividends declared	(121)	-	-	-	-	-	(121)	(16)	(97)	(6)	(109)	(349)
Distribution reinvestment plan	2	-	-	-	-	-	2	-	-	-	-	2
Other (Note 3)	(2)	-	-	-	-	-	(2)	-	3	4	(2)	3
Change in period	(98)	(183)	16	-	2	(3)	(266)	(51)	332	(5)	(241)	(231)
Balance, as at June 30, 2015	$(339)	$(424)	$3,701	$(9)	$(25)	$(3)	$2,901	$677	$2,394	$54	$2,624	$8,650

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Energy Partners L.P.	Q2 2015 Interim Consolidated Financial Statements and Notes

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CASH FLOWS

		Three months ended		Six months ended
UNAUDITED		Jun 30		Jun 30
(MILLIONS)		2015	2014	2015	2014
Operating activities
Net income		$35	$72	$86	$197
Adjustments for the following non-cash items:
Depreciation	8	161	129	319	255
Unrealized financial instrument loss	5	-	4	8	4
Share of earnings from equity accounted investments	7	(4)	(2)	(7)	(3)
Deferred income tax (recovery) expense	11	(6)	17	(12)	19
Other non-cash items		3	5	12	(3)
Dividends received from equity-accounted investments	7	12	12	20	18
Changes in due to or from related parties		(21)	(34)	(7)	6
Net change in working capital balances		(16)	(23)	(23)	(41)
		164	180	396	452
Financing activities
Long-term debt - borrowings	10	269	125	790	706
Long-term debt - repayments	10	(238)	(238)	(555)	(534)
Capital contributions from participating non-controlling
interests - in operating subsidiaries	12	93	449	423	694
Issuance of LP Units		-	285	-	285
Distributions paid:
To participating non-controlling interests - in operating
subsidiaries	12	(62)	(35)	(97)	(52)
To preferred shareholders		(8)	(10)	(17)	(19)
To unitholders of Brookfield Renewable or BRELP	13	(116)	(103)	(231)	(267)
		(62)	473	313	813
Investing activities
Acquisitions	3	(132)	(688)	(660)	(1,228)
Investment in:
Sustaining capital expenditures	8	(13)	(16)	(28)	(27)
Development and construction of renewable power
generating assets	8	(57)	(6)	(78)	(17)
Investment tax credits related to renewable power
generating assets	8	-	12	-	12
Investment in securities		-	-	(16)	-
Restricted cash and other		14	40	42	14
		(188)	(658)	(740)	(1,246)
Foreign exchange gain (loss) on cash		3	3	(6)	3
Cash and cash equivalents
(Decrease) increase		(83)	(2)	(37)	22
Balance, beginning of period		196	227	150	203
Balance, end of period		$113	$225	$113	$225
Supplemental cash flow information:
Interest paid		$148	$146	$207	$197
Interest received		4	2	8	5
Income taxes paid		9	8	19	22

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Energy Partners L.P.	Q2 2015 Interim Consolidated Financial Statements and Notes

brookfield renewable energy partners l.p.

notes to the consolidated financial statements

1.  organization and description of the business

The business activities of Brookfield Renewable Energy Partners L.P. (“Brookfield Renewable”) consist of owning a portfolio of renewable power generating facilities in North America, Latin America and Europe.

Brookfield Renewable is a publicly traded limited partnership established under the laws of Bermuda pursuant to an amended and restated limited partnership agreement dated November 20, 2011.

The registered office of Brookfield Renewable is 73 Front Street, Fifth Floor, Hamilton HM12, Bermuda.

The immediate parent of Brookfield Renewable is its general partner, Brookfield Renewable Partners Limited (“BRPL”). The ultimate parent of Brookfield Renewable is Brookfield Asset Management Inc. (“Brookfield Asset Management”). Brookfield Asset Management and its subsidiaries, other than Brookfield Renewable, are also individually and collectively referred to as “Brookfield” in these financial statements.

Brookfield Renewable’s non-voting limited partnership units (“LP Units”) are traded under the symbol “BEP” on the New York Stock Exchange and under the symbol “BEP.UN” on the Toronto Stock Exchange.

Unless the context indicates or requires otherwise, the term “Brookfield Renewable” means Brookfield Renewable Energy Partners L.P. and its controlled entities.

2.  BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of compliance

The interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting on a basis consistent with the accounting policies disclosed in the audited consolidated financial statements for the fiscal year ended December 31, 2014.

Certain information and footnote disclosure normally included in the annual audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) have been omitted or condensed.  These interim consolidated financial statements should be read in conjunction with Brookfield Renewable’s December 31, 2014 audited consolidated financial statements.

The interim consolidated financial statements are unaudited and reflect any adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary to a fair statement of results for the interim periods in accordance with IFRS.

The results reported in these interim consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for an entire year. Certain comparative figures have been reclassified to conform to the current year’s presentation.

These interim consolidated financial statements have been authorized for issuance by the Board of Directors of its general partner, BRPL, on August 6, 2015.

All figures are presented in millions of United States (“U.S.”) dollars unless otherwise noted.

(b) Basis of preparation

The interim consolidated financial statements have been prepared on the basis of historical cost, except for the revaluation of property, plant and equipment and certain assets and liabilities which have been

Brookfield Renewable Energy Partners L.P.	Q2 2015 Interim Consolidated Financial Statements and Notes

measured at fair value.  Cost is recorded based on the fair value of the consideration given in exchange for assets.

Consolidation

These interim consolidated financial statements include the accounts of Brookfield Renewable and its subsidiaries, which are the entities over which Brookfield Renewable has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Non-controlling interests in the equity of Brookfield Renewable’s subsidiaries are shown separately in equity in the consolidated balance sheets.

(c) Future changes in accounting policies

(i)      Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9, Financial Instruments (“IFRS 9”) which reflects all phases of the financial instruments project and replaces IAS 39, Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. IFRS 9 is effective for annual periods beginning on or after 1 January 2018, with early application permitted. Retrospective application is required, but comparative information is not compulsory. Early application of previous versions of IFRS 9 (2009, 2010 and 2013) is permitted if the date of initial application is before 1 February 2015. Management is currently evaluating the impact of IFRS 9 on the consolidated financial statements.

(ii)      Amendments to IFRS 10 and IAS 28

The amendments to IFRS 10, Consolidated Financial Statements (“IFRS 10”) and IAS 28, Investments in Associates and Joint Ventures (2011) (“IAS 28”) address an acknowledged inconsistency between the requirements in IFRS 10 and those in IAS 28, in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The main consequence of the amendments is that a full gain or loss is recognized when a transaction involves a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognized when a transaction involves assets that do not constitute a business, even if the assets are housed in a subsidiary. The amendments are effective for transactions occurring in annual periods beginning on or after 1 January 2016 with earlier application permitted. Management is currently evaluating the impact of the amendments to IFRS 10 and IAS 28 on the consolidated financial statements.

(iii)     Revenue recognition

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) was issued by IASB on May 28, 2014.  IFRS 15 outlines a single comprehensive model to account for revenue arising from contracts with customers and will replace the majority of existing IFRS requirements on revenue recognition including IAS 18, Revenue,  IAS 11, Construction Contracts and related interpretations. The core principle of the standard is to recognize revenue to depict the transfer of goods and services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The standard has prescribed a five-step model to apply the principles. The standard also specifies how to account for the incremental costs of obtaining a contract and the costs directly related to fulfilling a contract. IFRS 15 is effective for annual periods beginning on or after January 1, 2018. Management is currently evaluating the impact of IFRS 15 on the consolidated financial statements.

Brookfield Renewable Energy Partners L.P.	Q2 2015 Interim Consolidated Financial Statements and Notes

3.  BUSINESS COMBINATIONS

The following investments were accounted for using the acquisition method, and the results of operations have been included in the interim consolidated financial statements since the respective dates of acquisition.

Portugal Wind Portfolio

In February 2015, Brookfield Renewable acquired two wind facilities in Portugal (“Portugal Wind”) with an aggregate capacity of 123 MW, and expected to generate 260 GWh annually.

The acquisition was completed with institutional partners, and Brookfield Renewable retains an approximate 40% controlling interest. Total consideration of €65 million ($71 million) included cash paid on closing of €58 million ($63 million), post-closing adjustments, and deferred consideration.

Brazil Portfolio

In November 2014, Brookfield Renewable entered into an agreement to acquire a 488 MW portfolio in Brazil comprising of hydroelectric, wind and biomass generating capacity (“Brazil Portfolio”).  The acquisitions were completed with institutional partners, and Brookfield Renewable retains an approximate 40% controlling interest, as follows:

•          In March 2015, Brookfield Renewable completed the acquisition of a 313 MW operating renewable power generation portfolio - 43 MW of hydroelectric, 150 MW of wind and 120 MW of biomass - and a 55 MW biomass development project.  The acquisition included R$41 ($13 million) of non-controlling interests.  Total consideration of R$1,678 million ($525 million) included cash paid of R$1,546 million ($484 million) and deferred consideration. In June 2015, the remaining non-controlling interests were acquired for R$41 million ($13 million).

•          In May 2015, Brookfield Renewable completed the acquisition of a 120 MW operating hydroelectric facility. The acquisition included R$9 million ($3 million) of non-controlling interests.  Total consideration of R$189 million ($63 million) included cash paid of R$171 million ($57 million) and deferred consideration of R$18 million ($6 million).

The total acquisition costs of $2 million were expensed as incurred.

Scotland Wind Pipeline

In June 2015, Brookfield Renewable acquired an onshore wind development pipeline in Scotland totaling approximately 1,200 MW, including a mix of contracted, permitted and earlier stage development projects. Total consideration of £55 million ($85 million) included upfront cash paid of £40 million ($62 million), contingent consideration, and working capital adjustments. The acquisition costs of $1 million were expensed as incurred. [NTD: Determination of fair value of contingent consideration]

Voting Agreements

In March 2015, Brookfield Renewable entered into voting agreements with certain Brookfield subsidiaries (and their managing members) related to Brookfield Infrastructure Fund II (the “BIF II Entities”) which are co-investors along with a subsidiary of Brookfield Renewable in Brazilian entities (the “FIPs”) which hold the Brazil Portfolio power generating operations. Pursuant to these voting agreements, the BIF II Entities agreed to provide Brookfield Renewable, among other things, the authority to direct the election of the manager of the jointly-owned FIPs.

Brookfield Renewable Energy Partners L.P.	Q2 2015 Interim Consolidated Financial Statements and Notes

Purchase price allocations, at fair values, with respect to the acquisitions are as follows:

(MILLIONS)	Brazil	Portugal	Scotland	Total
Cash and cash equivalents	$19	$-	$-	$19
Restricted cash	16	5	-	21
Trade receivables and other current assets	16	3	1	20
Property, plant and equipment, at fair value	854	209	97	1,160
Current liabilities	(21)	(19)	(1)	(41)
Long-term debt	(280)	(111)	-	(391)
Other long-term liabilities	-	(16)	(12)	(28)
Non-controlling interests	(16)	-	-	(16)
Net assets acquired	$588	$71	$85	$744

During the six months ended June 30, 2015, the purchase price allocations for the acquisitions completed during the six months ended June 30, 2014 were finalized. No material changes to the provisional purchase price allocations disclosed in the December 31, 2014 audited consolidated financial statements in respect of the acquisitions had to be considered.

The estimated fair values of the assets acquired and liabilities assumed in the current year are expected to be finalized within 12 months of the acquisition date.

Brookfield Renewable Energy Partners L.P.	Q2 2015 Interim Consolidated Financial Statements and Notes

4.  assets CLASSIFIED AS held for sale

In May 2015 Brookfield Renewable entered into an agreement to sell a 102 MW wind facility in California, in which Brookfield Renewable holds 22% economic interest and 100% voting interest. The consideration is subject to post-closing adjustments and transaction costs. The transaction closed in July 2015. The proportionate amount of consideration attributable to the non-controlling interests upon the closing of the transaction approximates their economic interest in the wind facility.

The carrying amounts of the asset and directly associated liabilities classified as held for sale of $238 million and $152 million, respectively, at June 30, 2015 have been presented separately in the consolidated balance sheets.

Non-current assets classified as held for sale are not depreciated. Had the assets been depreciated, additional depreciation amount for the two-month period would have been approximately $2 million.

Brookfield Renewable continues to consolidate and recognize, in the consolidated statements of income, consolidated statements of comprehensive income (loss), and the consolidated statements of cash flows, the revenues, expenses and cash flows associated with the asset. The operations of the facility did not have a material impact for the three and six months ended June 30, 2015.

The major items of assets and liabilities reclassified as held for sale are as follows:

(MILLIONS)	Jun 30, 2015
Assets
Cash and cash equivalent	$1
Trade receivables and other current assets	7
Property, plant and equipment, at fair value	230
Assets held for sale	$238
Liabilities
Current liabilities	$11
Long-term debt	130
Other liabilities	11
Liabilities directly associated with assets held for sale	$152

Brookfield Renewable Energy Partners L.P.	Q2 2015 Interim Consolidated Financial Statements and Notes

5.  risk management and financial instruments

Risk management

Brookfield Renewable’s activities expose it to a variety of financial risks, including market risk (i.e., commodity price risk, interest rate risk, and foreign currency risk), credit risk and liquidity risk.  Brookfield Renewable uses financial instruments primarily to manage these risks.

There have been no material changes in exposure to these risks since the December 31, 2014 audited consolidated financial statements.

Fair value disclosures

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, management looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, and price, as applicable.  The fair value of interest rate swap contracts, which form part of financing arrangements, is calculated by way of discounted cash flows, using market interest rates and applicable credit spreads.

A fair value measurement of a non-financial asset is the consideration that would be received in an orderly transaction between market participants, considering the highest and best use of the asset.

Assets and liabilities  measured at fair value are categorized into one of three hierarchy levels, described below.  Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities.

Level 1 –  inputs are based on unadjusted quoted prices in active markets for identical assets and liabilities;

Level 2 – inputs, other than quoted prices in Level 1, that are observable for the asset or liability, either directly or indirectly; and

Level 3 – inputs for the asset or liability that are not based on observable market data.

Brookfield Renewable Energy Partners L.P.	Q2 2015 Interim Consolidated Financial Statements and Notes

The following table presents Brookfield Renewable’s assets and liabilities measured and disclosed at fair value classified by the fair value hierarchy:

	Jun 30, 2015				Dec 31
(MILLIONS)	Level 1	Level 2	Level 3	2015	2014
Assets measured at fair value:
Cash and cash equivalents	$113	$-	$-	$113	$150
Restricted cash(1)	335	-	-	335	313
Financial instrument assets(1)
Energy derivative contracts	-	21	-	21	31
Interest rate swaps	-	1	-	1	-
Foreign exchange swaps	-	7	-	7	35
Available-for-sale investments(2)	35	-	-	35	31
Property, plant and equipment	-	-	18,521	18,521	18,566
Assets classified as held for sale	8	-	230	238	-
Liabilities measured at fair value:
Financial instrument liabilities(1)
Interest rate swaps	-	(149)	-	(149)	(170)
Foreign exchange swaps	-	(11)	-	(11)	(4)
Liabilities for which fair value is disclosed:
Long-term debt and credit facilities	-	(8,563)	-	(8,563)	(8,434)
Debt directly associated with asset
classified as held for sale	-	(148)	-	(148)	-
Total	$491	$(8,842)	$18,751	$10,400	$10,518

(1)       Includes both the current and long-term amounts.

(2)       Available-for-sale investments represent investment in securities.

There were no transfers between levels during the six months ended June 30, 2015.

Financial instruments disclosures

The aggregate amount of Brookfield Renewable’s net financial instrument positions are as follows:

	Jun 30, 2015			Dec 31, 2014
			Net (Assets)	Net (Assets)
(MILLIONS)	Assets	Liabilities	Liabilities	Liabilities
Energy derivative contracts	$21	$-	$(21)	$(31)
Interest rate swaps	1	149	148	170
Foreign exchange swaps	7	11	4	(31)
Total	29	160	131	108
Less: current portion	13	106	93	51
Long-term portion	$16	$54	$38	$57

(a)   Energy derivative contracts

Brookfield Renewable has entered into long-term energy derivative contracts primarily to stabilize or eliminate the price risk on the sale of certain future power generation. Certain energy contracts are recorded in Brookfield Renewable’s interim consolidated financial statements at an amount equal to fair

Brookfield Renewable Energy Partners L.P.	Q2 2015 Interim Consolidated Financial Statements and Notes

value, using quoted market prices or, in their absence, a valuation model using both internal and third-party evidence and forecasts.

(b)   Interest rate swaps

Brookfield Renewable has entered into interest rate swap contracts primarily to minimize exposure to interest rate fluctuations on its variable rate debt or to lock in interest rates on future debt refinancing.  All interest rate swap contracts are recorded in the interim consolidated financial statements at an amount equal to fair value.

(c)   Foreign exchange swaps

Brookfield Renewable has entered into foreign exchange swaps to minimize its exposure to currency fluctuations impacting its investments in foreign operations, and to fix the exchange rate on certain anticipated transactions denominated in foreign currencies.

The following table reflects the unrealized gains (losses) included in the interim consolidated statements of income:

	Three months ended Jun 30		Six months ended Jun 30
(MILLIONS)	2015	2014	2015	2014
Energy derivative contracts	$-	$-	$2	$-
Interest rate swaps	2	1	2	1
Foreign exchange swaps	(2)	(5)	(12)	(5)
	$-	$(4)	$(8)	$(4)

The following table reflects the unrealized gains (losses) included in the interim consolidated statements of comprehensive (loss) income:

	Three months ended Jun 30		Six months ended Jun 30
(MILLIONS)	2015	2014	2015	2014
Energy derivative contracts	$10	$4	$4	$(1)
Interest rate swaps	59	(23)	13	(54)
Foreign exchange swaps	-	2	4	2
	$69	$(17)	$21	$(53)

The following table reflects the reclassification adjustments recognized in net income in the interim consolidated statements of comprehensive (loss) income:

	Three months ended Jun 30		Six months ended Jun 30
(MILLIONS)	2015	2014	2015	2014
Energy derivative contracts	$(10)	$(1)	$(17)	$6
Interest rate swaps	(1)	1	(1)	2
	$(11)	$-	$(18)	$8

Brookfield Renewable Energy Partners L.P.	Q2 2015 Interim Consolidated Financial Statements and Notes

6.  related party transactions

Brookfield Renewable’s related party transactions are recorded at the exchange amount.  Brookfield Renewable’s related party transactions are primarily with Brookfield Asset Management and its subsidiaries.

The following table reflects the related party agreements and transactions on the interim consolidated statements of income:

	Three months ended Jun 30		Six months ended Jun 30
(MILLIONS)	2015	2014	2015	2014
Revenues
Power purchase and revenue agreements	$146	$146	$255	$181
Wind levelization agreement	2	2	4	3
	$148	$148	$259	$184
Direct operating costs
Energy purchases	$(2)	$(1)	$(4)	$(7)
Energy marketing fee	(6)	(5)	(11)	(10)
Insurance services	(6)	(7)	(13)	(14)
	$(14)	$(13)	$(28)	$(31)
Management service costs	$(13)	$(13)	$(27)	$(24)

7. EQUITY-ACCOUNTED INVESTMENTS

The following table outlines the changes in Brookfield Renewable’s equity-accounted investments:

	Three months ended	Six months ended	Year ended
(MILLIONS)	Jun 30, 2015	Jun 30, 2015	Dec 31, 2014
Balance, beginning of period/year	$256	$273	$290
California hydroelectric step acquisition	-	-	(39)
Revaluation recognized through OCI	-	-	56
Share of OCI	-	-	1
Share of net income	4	7	3
Dividends declared	(12)	(20)	(27)
Foreign exchange gain (loss)	3	(9)	(11)
Balance, end of period/year	$251	$251	$273

The following table summarizes certain financial information of equity-accounted investments:

	Three months ended Jun 30		Six months ended Jun 30
(MILLIONS)	2015	2014	2015	2014
Revenue	$27	$24	$49	$65
Net income	7	5	13	6
Share of net income (loss)
Cash earnings	9	8	13	15
Non-cash loss	(5)	(6)	(6)	(12)

Brookfield Renewable Energy Partners L.P.	Q2 2015 Interim Consolidated Financial Statements and Notes

8.   PROPERTY, PLANT AND EQUIPMENT, AT FAIR VALUE

The following table presents a reconciliation of property, plant and equipment at fair value:

(MILLIONS)	Hydroelectric(1)	Wind	Other(2)	Total(3)
As at December 31, 2014	$15,210	$3,315	$41	$18,566
Foreign exchange	(666)	(139)	5	(800)
Additions(4)	69	19	24	112
Acquisitions through business combinations	307	624	229	1,160
Asset held for sale	-	(230)	-	(230)
Transfers and other	(2)	(5)	-	(7)
Change in fair value recognized through OCI(5)	39	-	-	39
Depreciation	(208)	(108)	(3)	(319)
As at June 30, 2015	$14,749	$3,476	$296	$18,521

(1)       Includes intangible assets, the value of which is not material.

(2)       Includes co-generation (“Co-gen”) and biomass.

(3)       Includes construction work in process (“CWIP”) of $446 million.

(4)       Includes $13 million of development assets acquired during the six months ended June 30, 2015.

(5)       During the three months ended June 30, 2015 sufficient information regarding two hydroelectric development projects in Brazil became available to allow Brookfield Renewable to determine fair value using the discounted cash flow method. Accordingly, CWIP associated with these two projects was revalued.

9.  accounts payable and accrued liabilities

Brookfield Renewable’s accounts payable and accrued liabilities are as follows:

	Jun 30	Dec 31
(MILLIONS)	2015	2014
Operating accrued liabilities	$145	$131
Interest payable on corporate and subsidiary borrowings	45	44
Accounts payable	37	29
LP Unitholders’ distribution and preferred dividends payable(1)	19	19
Other	36	30
	$282	$253

(1)       Includes amounts payable only to external LP Unitholders. Amounts payable to Brookfield are included in due to related parties.

Brookfield Renewable Energy Partners L.P.	Q2 2015 Interim Consolidated Financial Statements and Notes

10.  LONG-TERM DEBT AND CREDIT FACILITIES

The composition of debt obligations is presented in the following table:

	Jun 30, 2015			Dec 31, 2014
	Weighted-average			Weighted-average
	Interest	Term		Interest	Term
(MILLIONS EXCEPT AS NOTED)	rate (%)	(years)		rate (%)	(years)
Corporate borrowings
Series 3 (CDN$200)	5.3	3.4	$160	5.3	3.8	$172
Series 4 (CDN$150)	5.8	21.4	120	5.8	21.9	129
Series 6 (CDN$300)	6.1	1.4	240	6.1	1.9	258
Series 7 (CDN$450)	5.1	5.3	361	5.1	5.8	388
Series 8 (CDN$400)	4.8	6.6	320	4.8	7.1	344
Series 9 (CDN$400)	3.8	9.9	320	-	-	-
	5.0	7.0	$1,521	5.3	6.7	$1,291
Subsidiary borrowings
North America
United States	5.2	7.4	$3,291	5.3	8.3	$3,468
Canada	5.6	13.5	1,644	5.7	13.8	1,798
	5.3	9.5	4,935	5.4	10.2	5,266
Latin America	9.6	10.6	429	7.3	10.4	189
Europe	3.9	11.5	637	3.5	12.5	594
	5.5	9.8	$6,001	5.3	10.4	6,049
Credit facilities	1.4	5.0	$431	1.4	4.5	401
Total debt			$7,953			$7,741
Add: Unamortized premiums(1)			6			8
Less: Unamortized financing fees(1)			(69)			(71)
Less: Current portion			(503)			(256)
			$7,387			$7,422

(1)            Unamortized premiums and unamortized financing fees are amortized to interest expense over the terms of the borrowing.

Corporate borrowings

Corporate borrowings are obligations of a finance subsidiary of Brookfield Renewable, Brookfield Renewable Energy Partners ULC (“BREP Finance”) (Note 14  - Subsidiary public issuers). BREP Finance may redeem some or all of the borrowings from time to time, pursuant to the terms of the indenture. The balance is payable upon maturity, and interest on corporate borrowings is paid semi-annually. The term notes payable by BREP Finance are unconditionally guaranteed by Brookfield Renewable, Brookfield Renewable Energy L.P. (“BRELP”) and certain other subsidiaries.

In March 2015, Brookfield Renewable issued C$400 million ($317 million) of medium-term corporate notes, maturing in June 2025 at a fixed rate of 3.75%.

Subsidiary borrowings

Subsidiary borrowings are generally asset-specific, long-term, non-recourse borrowings denominated in the domestic currency of the subsidiary. Subsidiary borrowings in North America and Europe consist of both fixed and floating interest rate debt.  Brookfield Renewable uses interest rate swap agreements to

Brookfield Renewable Energy Partners L.P.	Q2 2015 Interim Consolidated Financial Statements and Notes

minimize its exposure to floating interest rates.  Subsidiary borrowings in Brazil consist of floating interest rates of Taxa de Juros de Longo Prazo, the Brazil National Bank for Economic Development’s long-term interest rate, or Interbank Deposit Certificate rate (“CDI”), plus a margin.

In February 2015, Brookfield Renewable secured an 18-month extension on $75 million of debt associated with a portfolio of hydroelectric and wind facilities in the United States held through the Brookfield Americas Infrastructure Fund. The debt bears interest at LIBOR plus 2.75%, and matures in August 2016.

In February 2015, Brookfield Renewable refinanced indebtedness associated with a 45 MW hydroelectric facility in British Columbia by issuing C$90 million ($76 million) of bonds with an interest rate of 2.95%, maturing in May 2023. Brookfield Renewable owns a 50%, equity-accounted interest in this facility.

In February 2015, as part of the acquisition of a 123 MW wind portfolio in Portugal, Brookfield Renewable assumed loans with principal balances totaling €99 million ($109 million). The loans bear interest at an initial weighted-average fixed rate of 6.28%, including the related interest rate swaps, and have a weighted-average remaining term of 9.5 years.

In March 2015, as part of the acquisition of a 313 MW operating renewable power generation portfolio in Brazil comprising of 43 MW of hydroelectric, 150 MW of wind, and 120 MW of biomass generating capacity and a 55 MW biomass development project, Brookfield Renewable assumed R$631 million ($197 million) of debt with a combination of variable and fixed interest rates, and a weighted-average remaining term of 12.7 years.

In May 2015, as part of the acquisition of a 120 MW hydroelectric facility in Brazil, Brookfield Renewable assumed R$254 million ($83 million) of debt with variable interest rates of CDI plus 0.5% and 2.0%, and a weighted-average remaining term of 7.6 years.

Effective June 30, 2015, the margin on C$194 million ($155 million) of debt associated with a 189 MW wind facility in Ontario was reduced from 2.25% to 1.625%.

Credit facilities

In May 2015, Brookfield Renewable extended the maturity of its corporate credit facilities by one year to June 2020 and also expanded the available amount to $1,310 million from $1,280 million. The applicable margin is 1.20% and the credit facilities are used for general working capital purposes. The credit facilities are available by way of advances in Canadian dollars, U.S. dollars, Euro (€) or British Pound Sterling (£) in the form of (i) Canadian prime rate loans (ii) U.S. base rate loans (iii) bankers’ acceptance (“BA”) rate loans (iv) LIBOR loans (v) EURIBOR loans and (vi) letters of credit. Refer to Note 16 – Commitments, contingencies and guarantees for further details regarding letters of credit. The credit facilities bear interest at the applicable BA rate, LIBOR or EURIBOR plus an applicable margin. The applicable margin is tiered on the basis of Brookfield Renewable’s unsecured long-term debt rating. Standby fees are charged on the undrawn balance.

Brookfield Asset Management has provided a $200 million committed unsecured revolving credit facility maturing in December 2015, at LIBOR plus 2%.

Brookfield Renewable and its subsidiaries issue letters of credit from some of its credit facilities for general corporate purposes which include, but are not limited to, security deposits, performance bonds and guarantees for debt service reserve accounts.

Brookfield Renewable Energy Partners L.P.	Q2 2015 Interim Consolidated Financial Statements and Notes

The following table summarizes the available portion of credit facilities:

	Jun 30	Dec 31
(MILLIONS)	2015	2014
Authorized credit facilities	$1,510	$1,480
Draws on credit facilities(1)	(385)	(401)
Issued letters of credit	(213)	(227)
Available portion of credit facilities	$912	$852

(1)            Amounts are unsecured and revolving. Interest rate is at the LIBOR plus 1.20% (December 31, 2014: 1.20%).

During the six months ended June 30, 2015, Brookfield Renewable borrowed $246 million from, and repaid $200 million to, a subscription credit facility made available by a private fund sponsored by Brookfield. This subscription credit facility is only available to Brookfield Renewable on a limited basis. The facility has an interest rate of LIBOR plus 1.55% and is secured by capital contributed to the private fund.

11.  Income taxes

Brookfield Renewable’s effective income tax rate was negative 2.4% for the six months ended June 30, 2015 (2014: 14.3%). The effective tax rate is less than the statutory rate primarily due to rate differentials and non-controlling interests’ income not subject to tax.

12. Non-controlling interests

Brookfield Renewable’s non-controlling interests are comprised of the following:

	Jun 30	Dec 31
(MILLIONS)	2015	2014
Preferred equity	$677	$728
Participating non-controlling interests - in operating subsidiaries	2,394	2,062
General partnership interest in a holding subsidiary held by Brookfield	54	59
Participating non-controlling interests - in a holding subsidiary -
Redeemable/Exchangeable units held by Brookfield	2,624	2,865
Total	$5,749	$5,714

Preferred equity

Brookfield Renewable’s preferred equity consists of Class A Preference Shares as follows:

			Earliest	Dividends declared
		Cumulative	permitted	for the six months
	Shares	dividend	redemption	ended June 30		Jun 30	Dec 31
(MILLIONS)	outstanding	rate(1)	date	2015	2014	2015	2014
Series 1 (CDN$137)	5.5	3.36%	Apr 30, 2020	$3	$6	$109	$214
Series 2 (CDN$113)	4.5	3.15%	Apr 30, 2020	1	-	90	-
Series 3 (CDN$250)	10.0	4.40%	Jul 31, 2019	4	5	200	214
Series 5 (CDN$175)	7.0	5.00%	Apr 30, 2018	4	4	139	150
Series 6 (CDN$175)	7.0	5.00%	Jul 31, 2018	4	4	139	150
	34			$16	$19	$677	$728

(1)       Series 2 dividend rate represents annualized distribution based on the most recent quarterly floating rate.

Brookfield Renewable Energy Partners L.P.	Q2 2015 Interim Consolidated Financial Statements and Notes

The Class A Preference Shares do not have a fixed maturity date and are not redeemable at the option of the holders. As at June 30, 2015, none of the issued Class A Preference Shares have ever been redeemed by Brookfield Renewable Power Preferred Equity Inc. (“BRP Equity”).

On April 1, 2015, the fixed dividend rate on the Series 1 Preference Shares for the five years commencing May 1, 2015 and ending April 30, 2020 was reset and, if declared, will be paid at an annual rate of 3.355% (C$0.2096875 per share per quarter). The holders of 4,518,289 Series 1 Preference Shares exercised their right to convert their shares into Class A, Series 2 Preference Shares on a one-for-one basis. The holders of the Series 2 Preference Shares will be entitled to receive floating rate cumulative preferential cash dividends, equal to the T-Bill Rate plus 2.62%. The quarterly dividend in respect of the May 1, 2015 to July 31, 2015 dividend period was paid on July 31, 2015 at an annual rate of 3.148% (C$0.198367 per share).

Class A Preference Shares for Cancellation – Normal course issuer bid

On June 23, 2015, Brookfield Renewable announced that the Toronto Stock Exchange had accepted a notice of Brookfield Renewable Power Preferred Equity Inc.’s intention to commence a normal course issuer bid in connection with its outstanding Class A Preference Shares. Under this normal course issuer bid, Brookfield Renewable is permitted to repurchase up to 10% of the total public float for each respective series of the Class A Preference Shares. Shareholders may obtain a copy of the notice, free of charge, by contacting Brookfield Renewable. Repurchases are authorized to commence on June 26, 2015 and will terminate on June 25, 2016, or earlier should Brookfield Renewable complete its repurchases prior to such date. For the three months ended June 30, 2015, no Class A Preference Shares were repurchased.

Participating non-controlling interests – in operating subsidiaries

The net change in participating non-controlling interests – in operating entities is as follows:

	Brookfield
	Americas	Brookfield		Brookfield
	Infrastructure	Infrastructure	The Catalyst	Energia
(MILLIONS)	Fund	Fund II	Group	Renovável	Other	Total
As at December 31, 2013	$891	$207	$116	$46	$43	$1,303
Net income	14	22	14	-	1	51
OCI	54	187	8	-	10	259
Capital contributions(1)	-	610	-	-	-	610
Distributions	(45)	(89)	(12)	(3)	-	(149)
Other	-	-	-	(11)	(1)	(12)
As at December 31, 2014	$914	$937	$126	$32	$53	$2,062
Net income	(9)	22	9	-	2	24
OCI	(22)	9	-	(5)	(3)	(21)
Capital contributions(1)	-	423	-	-	-	423
Distributions	(17)	(69)	(7)	(1)	(3)	(97)
Other	-	3	-	-	-	3
As at June 30, 2015	$866	$1,325	$128	$26	$49	$2,394
Interests held by third parties	75-80%	50-60%	25%	24-30%	23-50%

(1)         Capital contributions are for the purposes of acquisitions and fund expenses.

General partnership interest in a holding subsidiary held by Brookfield and Participating non-controlling interests – in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield

Brookfield Renewable Energy Partners L.P.	Q2 2015 Interim Consolidated Financial Statements and Notes

Brookfield, as the owner of the 1% general partnership interest in BRELP held by Brookfield (“GP interest”), is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly distributions exceed specified target levels. To the extent that LP Unit distributions exceed $0.375 per LP Unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that quarterly LP Unit distributions exceed $0.4225 per LP Unit, the incentive distribution is equal to 25% of distributions above this threshold.

Consolidated equity includes Redeemable/Exchangeable partnership units and the GP interest. The Redeemable/Exchangeable partnership units are held 100% by Brookfield, which at its discretion has the right to redeem these units for cash consideration. No Redeemable/Exchangeable partnership units have been redeemed for cash consideration. Since this redemption right is subject to Brookfield Renewable’s right, at its sole discretion, to satisfy the redemption request with LP Units of Brookfield Renewable, the Redeemable/Exchangeable partnership units are classified as equity in accordance with IAS 32, Financial Instruments: Presentation. The Redeemable/Exchangeable partnership units and GP interest are presented as non-controlling interests since they provide Brookfield the direct economic benefits and exposures to the underlying performance of BRELP. The LP Units issued by Brookfield Renewable and  the Redeemable/Exchangeable partnership units issued by its subsidiary BRELP have the same economic attributes in all respects, except for the redemption right described above. The Redeemable/Exchangeable partnership units and the GP interest participate in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units of Brookfield Renewable.

As at June 30, 2015, general partnership units, representing the GP interest and Redeemable/Exchangeable partnership units outstanding were 2,651,506 (December 31, 2014: 2,651,506) and 129,658,623 (December 31, 2014: 129,658,623), respectively.

Distributions

The composition of the distributions for the three and six months ended June 30 is presented in the following table:

	Three months ended Jun 30		Six months ended Jun 30
(MILLIONS)	2015	2014	2015	2014
General partnership interest in a holding
subsidiary held by Brookfield	$1	$1	$2	$2
Incentive distribution	2	-	4	1
	$3	$1	$6	$3

Participating non-controlling interests - in a
holding subsidiary - Redeemable/
Exchangeable units held by Brookfield	$54	$51	$109	$101
	$57	$52	$115	$104

13. LIMITED PARTNERS’ EQUITY

Limited partners’ equity

As at June 30, 2015, LP Units outstanding were 143,408,742 (December 31, 2014: 143,356,854) including 40,026,986 (December 31, 2014: 40,026,986) held by Brookfield. Brookfield owns all general partnership interests in Brookfield Renewable representing a 0.01% interest.

During the three and six months ended June 30, 2015, 32,339 LP Units and 76,088 LP Units, respectively (2014: 23,779 and 69,238 LP Units) were issued under the distribution reinvestment plan.

Brookfield Renewable Energy Partners L.P.	Q2 2015 Interim Consolidated Financial Statements and Notes

LP Units Purchased for Cancellation – Normal course issuer bid

For the three and six months ended June 30, 2015, 24,200 LP Units were purchased at a cost of $1 million. The premium paid to purchase the LP Units in excess of the stated value was charged to limited partners’ equity. Repurchases were authorized to commence on December 29, 2014 and will terminate on December 28, 2015, or earlier should Brookfield Renewable complete its repurchases prior to such date. Pursuant to this bid, the Board of Directors of BRPL authorized Brookfield Renewable to repurchase up to 7.1 million LP Units, representing approximately 5% of the issued and outstanding LP Units.  All LP Units acquired under the normal course issuer bid are cancelled.  Outside of pre-determined trading blackout periods, purchases under Brookfield Renewable’s normal course issuer bid will be completed based upon management’s discretion.  Brookfield Renewable has not established an automatic securities purchase plan for its LP Units.

As at June 30, 2015, Brookfield’s direct and indirect interest of 169,685,609 LP Units and Redeemable/Exchangeable partnership units represents approximately 62% of Brookfield Renewable on a fully-exchanged basis.

On an unexchanged basis, Brookfield holds a 28% direct limited partnership interest in Brookfield Renewable, a 47% direct interest in BRELP through the ownership of Redeemable/Exchangeable partnership units and a direct 1% GP interest in BRELP as at June 30, 2015.

Distributions

Distributions may be made by the general partner of Brookfield Renewable with the exception of instances that there is insufficient cash available, payment rends Brookfield Renewable unable to pay its debt or payment of which might leave Brookfield Renewable unable to meet any future contingent obligations.

For the three and six months ended June 30, 2015, Brookfield Renewable declared distributions on its LP Units of $60 million or $0.415 per LP Unit and $121 million or $0.83 per LP Unit, respectively (2014: $53 million and $104 million or $0.3875 per LP Unit and $0.775 per LP Unit).

The composition of the distribution for the three and six months ended June 30 is presented in the following table:

	Three months ended Jun 30		Six months ended Jun 30
(MILLIONS)	2015	2014	2015	2014
Brookfield	$17	$16	$34	$31
External LP Unitholders	43	37	87	73
	$60	$53	$121	$104

In February 2015, unitholder distributions were increased to $1.66 per unit on an annualized basis, an increase of eleven cents per unit, which took effect with the distribution payable in March 2015.

Brookfield Renewable Energy Partners L.P.	Q2 2015 Interim Consolidated Financial Statements and Notes

14.  subsidiary public issuers

The following tables provide consolidated summary financial information for Brookfield Renewable, BRP Equity, and BREP Finance:

						Brookfield
	Brookfield	BRP	BREP	Other	Consolidating	Renewable
(MILLIONS)	Renewable	Equity	Finance	Subsidiaries(1)	adjustments(2)	consolidated
As at June 30, 2015:
Current assets	$22	$-	$1,536	$885	$(1,562)	$881
Long-term assets	2,901	666	-	19,094	(3,560)	19,101
Current liabilities	22	8	16	2,626	(1,562)	1,110
Long-term liabilities	-	-	1,515	9,368	(661)	10,222
Preferred equity	-	677	-	-	-	677
Participating non-controlling interests -
in operating subsidiaries	-	-	-	2,394	-	2,394
Participating non-controlling interests -
in a holding subsidiary - Redeemable/
Exchangeable units held by Brookfield	-	-	-	2,624	-	2,624
As at December 31, 2014:
Current assets	$21	$-	$1,307	$697	$(1,331)	$694
Long-term assets	3,166	717	-	19,148	(3,876)	19,155
Current liabilities	20	9	16	1,954	(1,312)	687
Long-term liabilities	-	-	1,286	9,706	(711)	10,281
Preferred equity	-	728	-	-	-	728
Participating non-controlling interests -
in operating subsidiaries	-	-	-	2,062	-	2,062
Participating non-controlling interests -
in a holding subsidiary - Redeemable/
Exchangeable units held by Brookfield	-	-	-	2,865	-	2,865

(1)            Includes subsidiaries of Brookfield Renewable, other than BRP Equity and BREP Finance.

(2)            Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.

Brookfield Renewable Energy Partners L.P.	Q2 2015 Interim Consolidated Financial Statements and Notes

						Brookfield
	Brookfield	BRP	BREP	Other	Consolidating	Renewable
(MILLIONS)	Renewable	Equity	Finance	Subsidiaries(1)	adjustments(2)	consolidated
For the three months ended June 30, 2015
Revenues	$-	$-	$-	$458	$-	$458
Net income (loss)	9	-	-	35	(9)	35
For the three months ended June 30, 2014
Revenues	$-	$-	$-	$474	$-	$474
Net income (loss)	21	-	-	72	(21)	72
For the six months ended June 30, 2015
Revenues	$-	$-	$-	$899	$-	$899
Net	24	-	(1)	87	(24)	86
For the six months ended June 30, 2014
Revenues	$-	$-	$-	$954	$-	$954
Net income (loss)	59	-	-	197	(59)	197

(1)            Includes subsidiaries of Brookfield Renewable, other than BRP Equity and BREP Finance.

(2)            Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.

See Note 10 – Long-term debt and credit facilities for additional details regarding the mid-term corporate notes issued by BREP Finance. See Note 12 – Non-controlling interests for additional details regarding Class A Preference Shares issued by BRP Equity.

Brookfield Renewable Energy Partners L.P.	Q2 2015 Interim Consolidated Financial Statements and Notes

15.  segmented information

Brookfield Renewable operates renewable power generating assets, which include conventional hydroelectric facilities and wind facilities located in North America, Latin America and Europe. Brookfield Renewable also operates two Co-gen facilities and three biomass facilities. Brookfield Renewable’s Chief Executive Officer, President and Chief Operating Officer, and Chief Financial Officer (collectively, the chief operating decision maker or “CODM”) review the results of the business, manage operations, and allocate resources based on the type of power generation (Hydroelectric, Wind, and Other, which includes Co-gen and Biomass).

Effective January 1, 2015, the geographies by which the Hydroelectric and Wind segments are further evaluated and for which information is disclosed have changed in order to allow the CODM to more effectively evaluate the business in a manner aligned with the continental operating platforms. Accordingly, while information regarding the United States and Canada will continue to be disclosed in a manner consistent with prior periods, these two segments have been further combined into the “North America” segment. The “Latin America” segment includes the former Brazil segment, while the “Europe” segment was not affected as a result of these changes.

In accordance with IFRS 8, Operating Segments, Brookfield Renewable discloses information about its reportable segments based upon the measures used by the CODM in assessing performance. The accounting policies of the reportable segments are the same as those described in Note 2 – Basis of presentation and significant accounting policies of the December 31, 2014 audited consolidated financial statements. Brookfield Renewable analyzes the performance of its operating segments based on revenues, Adjusted EBITDA, and Funds From Operations.

Adjusted EBITDA means revenues less direct costs (including energy marketing costs), plus Brookfield Renewable’s share of cash earnings from equity-accounted investments and other income, before interest, income taxes, depreciation, management service costs and the cash portion of non-controlling interests.

Funds From Operations is defined as Adjusted EBITDA less interest, current income taxes and management service costs, which is then adjusted for the cash portion of non-controlling interests. For the three and six months ended June 30, 2014, Funds From Operations include the earnings received from the wind portfolio Brookfield Renewable acquired in Ireland, reflecting its economic interest from January 1, 2014 to June 30, 2014. This amount represents an acquisition price adjustment under IFRS 3, Business combinations but is included in Funds From Operations for purposes of reporting operating results to Brookfield Renewable’s chief operating decision maker.

Transactions between the reportable segments occur at fair value.

The following segmented information is regularly reported to our CODM.

Brookfield Renewable Energy Partners L.P.	Q2 2015 Interim Consolidated Financial Statements and Notes

	Hydroelectric				Wind					Other(1)	Corporate	Total
	North America			Latin	North America			Latin
(MILLIONS)	U.S.	Canada	Total	America	U.S.	Canada	Total	America	Europe
For the three months ended
June 30, 2015:
Revenues	$202	$84	$286	$61	$39	$25	$64	$10	$27	$10	$-	$458
Adjusted EBITDA	149	67	216	46	29	21	50	10	16	5	(4)	339
Interest expense - borrowings	(40)	(17)	(57)	(6)	(9)	(8)	(17)	(3)	(8)	(1)	(22)	(114)
Funds From Operations prior to
non-controlling interests	105	50	155	38	20	13	33	7	9	4	(39)	207
Cash portion of non-controlling
interests	(23)	-	(23)	(4)	(13)	-	(13)	(4)	(6)	(3)	(8)	(61)
Funds From Operations	82	50	132	34	7	13	20	3	3	1	(47)	146
Depreciation	(50)	(22)	(72)	(33)	(13)	(16)	(29)	(3)	(22)	(2)	-	(161)
For the three months ended
June 30, 2014:
Revenues	$218	$107	$325	$67	$49	$29	$78	$-	$-	$4	$-	$474
Adjusted EBITDA	163	88	251	51	38	24	62	-	-	1	(5)	360
Interest expense - borrowings	(37)	(18)	(55)	(5)	(10)	(10)	(20)	-	-	-	(22)	(102)
Funds From Operations prior to
non-controlling interests	124	70	194	42	28	14	42	-	11	1	(40)	250
Cash portion of non-controlling
interests	(22)	-	(22)	(3)	(17)	-	(17)	-	-	-	(10)	(52)
Funds From Operations	102	70	172	39	11	14	25	-	11	1	(50)	198
Depreciation	(35)	(22)	(57)	(38)	(13)	(20)	(33)	-	-	(1)	-	(129)

(1)            Includes Co-gen and biomass.

Brookfield Renewable Energy Partners L.P.	Q2 2015 Interim Consolidated Financial Statements and Notes

	Hydroelectric				Wind					Other(1)	Corporate	Total
	North America			Latin	North America			Latin
(MILLIONS)	U.S.	Canada	Total	America	U.S.	Canada	Total	America	Europe
For the six months ended
June 30, 2015:
Revenues	$393	$190	$583	$106	$59	$56	$115	$10	$68	$17	$-	$899
Adjusted EBITDA	276	171	447	77	39	47	86	10	55	9	(7)	677
Interest expense - borrowings	(81)	(33)	(114)	(10)	(18)	(16)	(34)	(3)	(15)	(1)	(42)	(219)
Funds From Operations prior to
non-controlling interests	190	138	328	62	21	31	52	7	40	8	(76)	421
Cash portion of non-controlling
interests	(54)	(2)	(56)	(7)	(16)	-	(16)	(4)	(20)	(3)	(16)	(122)
Funds From Operations	136	136	272	55	5	31	36	3	20	5	(92)	299
Depreciation	(99)	(42)	(141)	(67)	(29)	(33)	(62)	(3)	(43)	(3)	-	(319)
For the six months ended
June 30, 2014:
Revenues	$424	$205	$629	$156	$78	$68	$146	$-	$-	$23	$-	$954
Adjusted EBITDA	314	167	481	124	54	59	113	-	-	12	(10)	720
Interest expense - borrowings	(76)	(34)	(110)	(10)	(20)	(20)	(40)	-	-	-	(43)	(203)
Funds From Operations prior to
non-controlling interests	234	133	367	104	34	39	73	-	11	12	(77)	490
Cash portion of non-controlling
interests	(57)	-	(57)	(7)	(24)	-	(24)	-	-	-	(19)	(107)
Funds From Operations	177	133	310	97	10	39	49	-	11	12	(96)	383
Depreciation	(72)	(42)	(114)	(72)	(31)	(36)	(67)	-	-	(2)	-	(255)

(1)            Includes Co-gen and biomass.

Brookfield Renewable Energy Partners L.P.	Q2 2015 Interim Consolidated Financial Statements and Notes

The following table reconciles Adjusted EBITDA and Funds From Operations, presented in the above tables, to net income as presented in the interim consolidated statements of income:

	Three months ended Jun 30		Six months ended Jun 30
(MILLIONS)	2015	2014	2015	2014
Revenues	$458	$474	$899	$954
Other income	6	2	33	5
Share of cash earnings from equity-accounted investments	9	8	13	15
Direct operating costs	(134)	(124)	(268)	(254)
Adjusted EBITDA	339	360	677	720
Fixed earnings adjustment(1)	-	11	-	11
Interest expense - borrowings	(114)	(102)	(219)	(203)
Management service costs	(13)	(13)	(27)	(24)
Current income tax expense	(5)	(6)	(10)	(14)
Funds From Operations prior to non-controlling interests	207	250	421	490
Less: cash portion of non-controlling interests
Preferred equity	(8)	(10)	(16)	(19)
Participating non-controlling interests - in operating
subsidiaries	(53)	(42)	(106)	(88)
Funds From Operations	146	198	299	383
Add: cash portion of non-controlling interests	61	52	122	107
Less: fixed earnings adjustment	-	(11)	-	(11)
Depreciation	(161)	(129)	(319)	(255)
Unrealized financial instruments loss	-	(4)	(8)	(4)
Share of non-cash loss from equity-accounted investments	(5)	(6)	(6)	(12)
Deferred income tax recovery(expense)	6	(17)	12	(19)
Other	(12)	(11)	(14)	8
Net income	$35	$72	$86	$197

(1)            The fixed earnings adjustment relates to Brookfield Renewable’s investment in the acquisition of the wind portfolio in Ireland. Pursuant to the terms of the purchase and sale agreement, Brookfield Renewable acquired an economic interest in the wind portfolio from January 1, 2014. The transaction closed on June 30, 2014, and accordingly under IFRS, the $11 million net Funds From Operations contribution was recorded as part of the purchase price.

Brookfield Renewable Energy Partners L.P.	Q2 2015 Interim Consolidated Financial Statements and Notes

The following table presents information about Brookfield Renewable’s certain balance sheet items on a segmented basis:

	Hydroelectric				Wind energy					Other(1)	Corporate	Total
	North America			Latin	North America			Latin
(MILLIONS)	U.S.	Canada	Total	America	U.S.	Canada	Total	America	Europe
As at June 30, 2015:
Property, plant and
equipment, at fair value	$7,840	$4,780	$12,620	$2,129	$945	$1,028	$1,973	$320	$1,183	$296	$-	$18,521
Total assets	8,318	4,989	13,307	2,355	1,253	1,052	2,305	348	1,298	319	50	19,982
Total borrowings	2,795	1,063	3,858	320	468	567	1,035	138	625	14	1,900	7,890
Total liabilities	4,235	2,009	6,244	457	740	790	1,530	143	864	51	2,043	11,332
For the six months ended
June 30, 2015:
Additions to property, plant
and equipment	19	13	32	344	1	1	2	318	323	253	-	1,272
As at December 31, 2014:
Property, plant and
equipment, at fair value	$7,922	$5,168	$13,090	$2,120	$1,203	$1,137	$2,340	$-	$975	$41	$-	$18,566
Total assets	8,463	5,286	13,749	2,287	1,292	1,164	2,456	-	1,108	43	206	19,849
Total borrowings	2,814	1,155	3,969	189	621	629	1,250	-	583	-	1,687	7,678
Total liabilities	4,345	2,214	6,559	300	706	865	1,571	-	747	1	1,790	10,968
For the year ended
December 31, 2014:
Additions to property, plant
and equipment	1,415	40	1,455	19	10	17	27	-	1,129	-	-	2,630

(1)            Includes Co-gen and biomass.

Brookfield Renewable Energy Partners L.P.	Q2 2015 Interim Consolidated Financial Statements and Notes

16.  Commitments, contingencies and guarantees

Commitments

In the course of its operations, Brookfield Renewable and its subsidiaries have entered into agreements for the use of water, land and dams. Payment under those agreements varies with the amount of power generated. The various agreements are renewable and extend up to 2091.

The remaining development project costs on three Brazilian hydroelectric projects totaling 72 MW, a 55 MW biomass facility in Brazil, and a 14 MW wind project in Ireland are expected to be $312 million. The biomass facility and the wind project are expected to be fully operational in 2016. Two hydroelectric projects with a combined capacity of 53 MW are expected to be fully operational in 2017, and the 19 MW hydroelectric project is expected to be fully operational in 2018.

Contingencies

Brookfield Renewable and its subsidiaries are subject to various legal proceedings, arbitrations and actions arising in the normal course of business. While the final outcome of such legal proceedings and actions cannot be predicted with certainty, it is the opinion of management that the resolution of such proceedings and actions will not have a material impact on Brookfield Renewable’s consolidated financial position or results of operations.

Brookfield Renewable, on behalf of Brookfield Renewable’s subsidiaries, and the subsidiaries themselves have provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. The activity on the issued letters of credit by Brookfield Renewable can be found in Note 10 – Long-term debt and credit facilities.

Brookfield Renewable along with institutional investors have provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance as it relates to interests in the Brookfield Americas Infrastructure Fund and the Brookfield Infrastructure Fund II. As at June 30, 2015, letters of credit issued by Brookfield Renewable along with institutional investors were $112 million (2014: $125 million).

Guarantees

In the normal course of operations, Brookfield Renewable and its subsidiaries execute agreements that provide for indemnification and guarantees to third parties of transactions such as business dispositions, capital project purchases, business acquisitions, and sales and purchases of assets and services. Brookfield Renewable has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents Brookfield Renewable from making a reasonable estimate of the maximum potential amount that Brookfield Renewable could be required to pay third parties as the agreements do not always specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither Brookfield Renewable nor its subsidiaries have made material payments under such indemnification agreements.

Brookfield Renewable Energy Partners L.P.	Q2 2015 Interim Consolidated Financial Statements and Notes

17.  subsequent eventS

In July 2015, Brookfield Renewable completed the disposal of the 102 MW wind facility in California for gross cash consideration of $136 million. The sale was completed with institutional partners, and Brookfield Renewable’s interest was approximately 22%.

In July 2015, Brookfield Renewable entered into an agreement to acquire two hydroelectric facilities in Brazil with an aggregate capacity of 51 MW. The facilities are expected to generate 293 GWh annually. The transaction is expected to close in the first quarter of 2016, subject to typical closing conditions.

Brookfield Renewable entered into an automatic purchase plan to allow for purchases of its Series 1, Series 2, and Series 3 Class A Preference Shares. The automatic purchase plan commenced on July 1, 2015 and will terminate on August 6, 2015. Subsequent to June 30, 2015, [·] Class A Preference Shares and [22,900] LP Units were repurchased and cancelled.

Brookfield Renewable Energy Partners L.P.	Q2 2015 Interim Consolidated Financial Statements and Notes